Exhibit 99.1

The share exchange described in this press release involves securities of a foreign company. The share exchange is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the parties to the share exchange may purchase securities otherwise than in connection with the share exchange, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

September 14, 2022

To whom it may concern:

Company name:	Tokyu Corporation
Name of representative:	Kazuo Takahashi, President & Representative Director
(Code number: 9005 TSE Prime Market)
Contact:	Yuki Osawa, Senior Manager of Consolidated IR Section ＆Accounting Group, Financial Strategy Office
(TEL．+81-3-3477-6168)
Company name:	Tokyu Recreation Co., Ltd.
Name of representative:	Shinzo Kanno, Representative Director and President
(Code number: 9631 TSE Standard Market)
Contact:	Hideki Matsuzaki, Executive Officer, General Manager of Corporate Planning Office
(TEL．+81-3-3462-8888)

Notice Concerning Conclusion of Share Exchange Agreement by Tokyu Corporation for Making Tokyu Recreation Co., Ltd. a Wholly Owned Subsidiary

Tokyu Corporation (hereinafter referred to as "Tokyu") and Tokyu Recreation Co., Ltd. (hereinafter referred to as "Tokyu Recreation") have decided to execute a share exchange (hereinafter referred to as the "Share Exchange") in which Tokyu will be the wholly owning parent company in the share exchange and Tokyu Recreation will be the wholly owned subsidiary in the share exchange, respectively, by a resolution of the Board of Directors of each company dated today. Tokyu and Tokyu Recreation have executed a share exchange agreement (hereinafter referred to as the "Share Exchange Agreement") today as follows.

　The Share Exchange is scheduled to take effect on January 1, 2023 after approval of the Share Exchange Agreement is obtained at an extraordinary general meeting of shareholders (hereinafter referred to as the "Extraordinary General Meeting of Shareholders") to be held on November 21, 2022, in the case of Tokyu Recreation, and through the simplified share exchange procedure pursuant to the main clause of Article 796, Paragraph 2 of the Companies Act (Act No. 86 of 2005, including subsequent revisions; The same shall apply hereinafter), without obtaining approval by resolution of a general meeting of shareholders, in the case of Tokyu.

Prior to the effective date of the Share Exchange (scheduled for January 1, 2023), the common shares of Tokyu Recreation (hereinafter referred to as "Tokyu Recreation Shares") will be delisted from the Standard Market of the Tokyo Stock Exchange, Inc. (hereinafter referred to as "Tokyo Stock Exchange") on December 29, 2022 (the last trading day of shares will be December 28, 2022).

１. Purpose of the Share Exchange

The Tokyu Group (a corporate group consisting of 224 companies and 5 legal entities with Tokyu as its core company (as of the end of March 2022)) aims to establish a trusted and beloved Tokyu brand under the group slogan of “Toward a Beautiful Age -Tokyu Group,” with the group philosophy of “Creating a beautiful living environment for our future” that responds to people's diverse values. Under this Group philosophy, Tokyu has been working to solve social issues through "Sustainable community development" since its foundation, but the social environment has changed drastically in recent years to an unprecedented degree. Given these changes in the environment, in addition to working on the “Sophistication of the Group's management structure” with a sense of speed, Tokyu has set forth our management stance and growth strategy through 2030 as the “Long-Term Management Initiative,” aiming to achieve both business growth and resolution of social issues for the promotion of sustainable management, by combining strategies by areas according to the characteristics and growth potential of each area both along the railway line and beyond, and strategies with business axes, such as transportation infrastructure (transportation business), urban development (real estate business), lifestyle creation (life service business) and hospitality (hotel and resort business).

Especially in urban development, Tokyu considers the entertainment business as an important function to survive intercity competition, and is working to create more attractive towns through the development of complex entertainment facilities. As part of this effort, Tokyu is promoting various measurements for the realization of the “Entertainment City Shibuya” in Shibuya, the most important base of the Tokyu Group.

On the other hand, Tokyu Recreation was established in 1946 as Shin Nihon Kogyo Co., Ltd., with its movie entertainment as its main business. After being listed on the Tokyo Stock Exchange in 1949, and joining the Tokyu Group in 1953, the company changed its name to Tokyu Recreation Co., Ltd. (current company name) in 1969, and has taken on the role of managing the entertainment business within the Tokyu Group. In particular, since becoming a consolidated subsidiary of Tokyu in 2016, while maintaining its independence as a listed company, Tokyu Recreation has further promoted a cooperative relationship with Tokyu as its consolidated subsidiary, and expanded its role in the entertainment field of the Tokyu Group. At present, Tokyu Recreation operates its business with three main pillars: the core imaging business, which mainly engages in movie entertainment; the life design business, which operates sports facilities, restaurants, retail stores and hotels; and the real estate business, centered on the leasing of buildings and residential houses. Based on its management philosophy of “Professional declaration to create dreams, impressions, and peace of mind together with customers!”, Tokyu Recreation strives to pursue customer satisfaction and increase corporate value, as well as has adopted the slogan of “Challenge for Change” under its management vision of “Toward a company designing an entertainment life,” aiming to create the next growth engine with a flexible attitude that is not bound by existing business models.

Under these circumstances, taking the opportunity of Tokyu Recreation becoming a consolidated subsidiary of the Tokyu Group in 2016, the two companies have strengthened and expanded the entertainment business of the Tokyu Group, focusing on the promotion of the development project of “Tokyu Kabukicho Tower” (scheduled to open in April 2023), which combines the movie entertainment business developed by Tokyu Recreation and the facility development capabilities of Tokyu, utilizing the strengths of both companies based on the cooperative relationship.

On the other hand, the spread of COVID-19 in recent years has significantly changed the sense of values people seek in entertainment, and given the importance of the entertainment business in the Tokyu Group mentioned above, the Tokyu Group recognizes that it is necessary to provide more attractive content with more sense of speed in order to respond to such diversifying needs of people.

Moreover, in Tokyu Recreation’s main imaging business, it is also required to explore new ways for movie theaters to respond to diversifying needs, not necessarily adhering to the conventional style of movie theater viewing, while utilizing it.

In order to strengthen and expand the entertainment business of the Tokyu Group in the future under this business environment, to respond to the rapid changes in the business environment described above, it is essential that the two companies work together by further strengthening the capital relationship between Tokyu, which has many customer contacts in halls and theaters in Shibuya and along the Tokyu-line, and Tokyu Recreation, which has extensive networks of entertainment-related companies and plays a central role in the entertainment business of the Tokyu Group. Furthermore, Tokyu Recreation has one of Japan's leading movie theater networks, and based on good relationships with each of its distributors, has been promoting new initiatives that look at the future of movie theaters, such as the development of non-movie digital content (Other Digital Stuff; called "ODS" for short) and making movie theaters multi-purposes. Tokyu Recreation also has many connections with entertainment-related companies, and has the potential for planning and development to attract and entertain customers from the viewpoint of entertainment in the “place” that Tokyu or the Tokyu Group owns or will acquire through development in the future. As a result, we have concluded that it is essential for the Tokyu Group to place Tokyu Recreation at the core for further growth of the entertainment business of the Tokyu Group for the differentiation in the intensifying intercity competition in order to win such competition.

However, under the current structure in which Tokyu Recreation has minority shareholders as a listed company, even if Tokyu intends to increase the corporate value of Tokyu Recreation by providing funds and know-how to Tokyu Recreation, there is a limit in realizing the above measures due to the structural conflict of interest between Tokyu and Tokyu Recreation's minority shareholders. In addition, since these initiatives tend to incur advance investments, we believe that we will become able to make more flexible decisions on initiatives aimed at improving the corporate value of the Tokyu Group by delisting Tokyu Recreation and enabling flexible management that is not bound by short-term stock market valuations.

Therefore, by making Tokyu Recreation a wholly-owned subsidiary of Tokyu, we will be able to eliminate the structural conflict of interest between Tokyu and Tokyu Recreation's minority shareholders, fully utilize the funds and know-how of Tokyu, utilize Tokyu Recreation's know-how in Tokyu, establish a flexible and quick decision-making system at Tokyu Recreation as playing a central role in the entertainment business of the Tokyu Group, and secure financial flexibility. As a result, by promoting cooperation boldly and expeditiously to respond to substantial changes in the business environment, we believe that we will become able to further improve the corporate value of the Tokyu Group.

Moreover, the implementation of the Share Exchange is expected to bring benefits of not only a reduction in Tokyu Recreation's listing costs but also even more active personnel exchanges than in the past. Therefore, we reached the conclusion that the implementation of the Share Exchange was the best option for both Tokyu and Tokyu Recreation, and Tokyu proposed the Share Exchange to Tokyu Recreation in late April 2022.

On the other hand, since Tokyu Recreation sees that the industry environment surrounding Tokyu Recreation and competition among companies have become even more severe, as people's values for entertainment have changed drastically and people's needs have become more diverse, in order for Tokyu Recreation to achieve sustainable growth, it is necessary to further increase the value of 109 Cinemas chains, which occupies an important position in Tokyu Recreation's imaging business. To this end, as Tokyu Recreation believes that the “Opening of the cinema complex in Shibuya area,” which has an important value as the flagship store of the “Entertainment City Shibuya,” is an indispensable element, it is tackling this as an urgent and most important issue. In order to resolve these issues, in addition to securing flexibility in financing, it is essential to discuss terms and conditions with the landowners of the real estate that will be the development site and to promote business. Besides a strong financial base, we recognize that it is an effective means of resolving the above issues at Tokyu Recreation to further promote a cooperative system with Tokyu, which has abundant know-how in terms of negotiating terms and conditions with the landowners of real estate and promoting business.

In addition, given that the diversification of people's needs is expected to continue, and the industry environment surrounding Tokyu Recreation and competition among companies to become even more severe, Tokyu Recreation needs to consider new initiatives, such as those for responding to the entertainment industry that integrates real and virtual worlds, with an eye toward the metaverse era in the future. Accordingly, Tokyu Recreation recognizes that it is an effective means to consider in cooperation with Tokyu, which has the management resources and know-how for the “Place” (real) through the development of real estate, etc.

Under these circumstances, Tokyu Recreation has carefully considered the proposal from Tokyu and held multiple discussions between Tokyu and Tokyu Recreation as well.

As a result, Tokyu Recreation has come to recognize that the Share Exchange will contribute to the long-term improvement of the corporate value of Tokyu Recreation, due to the various merits of Tokyu Recreation’s becoming a wholly-owned subsidiary of Tokyu, including the creation of further group synergies, improved flexibility in management from enabling flexible decision-making not bound by short-term stock market valuations by becoming unlisted, and more efficient management from cost reduction along with delisting, as well as the improvement of the corporate value of the entire Tokyu Group; and that it is possible to provide the benefit of synergy from the Share Exchange to Tokyu Recreation's shareholders through the delivery of Tokyu's common shares (hereinafter referred to as "Tokyu Shares"), which are the consideration for the Share Exchange.

As a result of the above, since Tokyu and Tokyu Recreation determined that it would be desirable for Tokyu to become the wholly owning parent company of Tokyu Recreation through the implementation of the Share Exchange and to promote cooperation between the two companies after establishing a flexible and quick decision-making system, we have decided the implementation of the Share Exchange by the resolution of the Board of Directors today, respectively.

After the implementation of the Share Exchange, while basically maintaining the management structure of Tokyu Recreation, we will further strengthen cooperation between Tokyu and Tokyu Recreation, aiming to realize synergies through the cooperation with other businesses of Tokyu and the Tokyu Group and sharing know-how.

We believe that providing Tokyu Shares as the consideration of the Share Exchange is a desirable structure from the viewpoint of the interests of the shareholders in Tokyu Recreation, because the shareholders of Tokyu Recreation will continue to benefit from the growth of the Tokyu Group and the realization of the synergies expected to arise from the Share Exchange through the acquisition of Tokyu's common shares in the Share Exchange, while Tokyu's common shares can be traded on the Tokyo Stock Exchange Prime Market, which will ensure the opportunity to cash in any time after the Share Exchange.

２. Outline of the Share Exchange

(1)	Schedule of the Share Exchange

Date of Board of Directors resolution for conclusion of the Share Exchange Agreement (Tokyu, Tokyu Recreation)	September 14, 2022
Date of conclusion of the Share Exchange Agreement (Tokyu, Tokyu Recreation)	September 14, 2022
Record date for the Extraordinary General Meeting of Shareholders (Tokyu Recreation)	October 5, 2022 (scheduled)
Date for the Extraordinary General Meeting of Shareholders (Tokyu Recreation)	November 21, 2022 (scheduled)
Last trading date of shares (Tokyu Recreation)	December 28, 2022 (scheduled)
Delisting date of shares (Tokyu Recreation)	December 29, 2022 (scheduled)
Effective date of the Share Exchange	January 1, 2023 (scheduled)

(Note 1)   The Share Exchange is a simplified share exchange that does not require the approval of the General Meeting of Shareholders of Tokyu in accordance with the main clause of Article 796, Paragraph 2 of the Companies Act.

(Note 2)   The above schedule is subject to change by agreement between Tokyu and Tokyu Recreation if necessary due to the ongoing necessity of procedures relating to the Share Exchange or other reasons.

(2)	Method of the Share Exchange

Tokyu will be the wholly owning parent company and Tokyu Recreation will be the wholly owned subsidiary in the share exchange. The Share Exchange will be conducted after approval of the Share Exchange Agreement is obtained at the Extraordinary General Meeting of Shareholders for Tokyu Recreation and without approval by resolution of the General Meeting of Shareholders for Tokyu in accordance with the simplified share exchange procedures pursuant to the provisions of the main clause of Article 796, Paragraph 2 of the Companies Act.

(3)	Details of the allotment related to the Share Exchange

	Tokyu (Wholly owning parent company after the Share Exchange)	Tokyu Recreation (Wholly owned subsidiary company after the Share Exchange)
Allotment ratio of shares for the Share Exchange	1	3.60
Number of shares to be delivered through the Share Exchange	Common shares of Tokyu: 11,733,548 (planned)

(Note 1)  Allotment ratio of shares for the Share Exchange

For each Tokyu Recreation share, 3.60 Tokyu shares will be allocated. However, no shares will be allotted through the Share Exchange for the Tokyu Recreation shares held by Tokyu at the base time (defined below). In addition, the allotment ratio of shares for the Share Exchange described in the above table (hereinafter referred to as the "Share Exchange Ratio") may be changed by agreement after discussions between Tokyu and Tokyu Recreation in the event of a significant change in the conditions on which the calculation is based.

(Note 2)  Number of Tokyu Shares to be delivered through the Share Exchange

For the Share Exchange, Tokyu will allot and deliver the number of Tokyu Shares calculated based on the Share Exchange Ratio to the shareholders of Tokyu Recreation (provided, however, that this shall mean shareholders after the cancellation of treasury shares as described below, excluding Tokyu) at the time immediately prior to the time (hereinafter referred to as the "Base Time") when Tokyu acquires all of the issued shares of Tokyu Recreation (provided, however, Tokyu Recreation shares owned by Tokyu are excluded.), in lieu of the Tokyu Recreation shares held by them. Tokyu will allot 11,733,548 treasury shares owned by it without issuing new shares.

Prior to the effective date of the Share Exchange, Tokyu Recreation will, by resolution of the Board of Directors, cancel all of its treasury shares held at the time immediately prior to the Base Time (including treasury shares acquired by Tokyu Recreation through the purchase of shares relating to the share purchase request exercised pursuant to the provisions of Article 785, Paragraph 1 of the Companies Act at the time of the Share Exchange). The total number of Tokyu Shares to be allotted through the Share Exchange may be revised in the future due to the acquisition or cancellation of treasury shares by Tokyu Recreation among others.

(Note 3)  Treatment of shares less than one unit

Tokyu Recreation shareholders who will own less than one unit of shares (less than 100 shares) of Tokyu through the Share Exchange may use the following system regarding Tokyu Shares. Shares less than one unit cannot be sold on financial instruments exchange markets.

(i)       System for additional purchase of shares less than one unit (additional purchase to one unit (100 shares))

It is a system where shareholders who own less than one unit of Tokyu Shares may request that Tokyu sell the number of Tokyu Shares, which will constitute one unit (100 shares) together with their shares less than one unit, and purchase such shares additionally, pursuant to the provisions of Article 194, Paragraph 1 of the Companies Act and the Articles of Incorporation of Tokyu.

(ii)System for purchase of shares less than one unit (sale of shares less than one unit (100 shares))

It is a system where shareholders who own less than one unit of Tokyu Shares may request that Tokyu purchase their less than one unit of shares, pursuant to the provisions of Article 192, Paragraph 1 of the Companies Act.

(Note 4)  Treatment of fractions of less than one share

In accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations, for the shareholders of Tokyu Recreation who are to receive the allotment of fractions of less than one (1) share of Tokyu Shares due to the Share Exchange, Tokyu will sell the number of Tokyu Shares equivalent to the total number of fractions (any fraction of less than one share in the total number shall be rounded down), and the proceeds of such sale will be distributed in proportion to the fractions.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights in connection with the Share Exchange

Not applicable.

3.	Grounds, etc. for the Details of the Allotment related to the Share Exchange

(1)	Grounds and reasons for the details of the allotment

As stated in 1. “Purpose of the Share Exchange,” Tokyu proposed the Share Exchange to Tokyu Recreation in late April 2022, and after serious discussions and negotiations between the two companies, it was determined that the implementation of the Share Exchange would not only contribute to the long-term enhancement of the corporate value of Tokyu Recreation, but also contribute to the enhancement of the corporate value of the entire Tokyu Group.

In order to ensure the fairness and appropriateness of the Share Exchange, including the Share Exchange Ratio described in (3) “Details of the allotment related to the Share Exchange” in 2. “Outline of the Share Exchange” above, we decided that Tokyu and Tokyu Recreation would separately request a third-party appraiser independent from both companies to calculate the Share Exchange Ratio, and receive legal advice from a legal advisor independent from both companies. In addition, Tokyu has selected Nomura Securities Co., Ltd. (hereinafter referred to as "Nomura Securities"), which is independent from both companies, and Tokyu Recreation selected Daiwa Securities Co., Ltd. (hereinafter referred to as "Daiwa Securities"), which is independent from both companies, respectively, as financial advisors and third-party appraisers, while Tokyu has selected Hashidate Law Corporation (hereinafter referred to as "HLC"), which is independent from both companies, and Tokyu Recreation selected TMI Associates, which is independent from both companies, respectively, as legal advisors.

Both companies have carefully reviewed the results of the calculation of the share exchange ratio to be used in the Share Exchange by the third-party appraiser selected by each company and the results of due diligence conducted on the counterparty based on the advice from the legal advisor, and have carefully discussed and negotiated the share exchange ratio on multiple occasions between the two companies while comprehensively taking into account factors such as the financial conditions, asset status and future prospects of each company.

Tokyu has determined that it is appropriate to conduct the Share Exchange based on the Share Exchange Ratio, after concluding that the Share Exchange Ratio is appropriate and will contribute to the interests of Tokyu's shareholders, as a result of careful discussions and examinations based on the valuation report on the share exchange ratio obtained from Nomura Securities, a third party appraiser, advice from HLC, a legal advisor, and the results of the due diligence conducted by Tokyu on Tokyu Recreation, as described in (4) "Measures to ensure fairness (including measures to avoid conflicts of interest)" below.

Tokyu Recreation has conducted careful discussions and examinations, based on the valuation report on the share exchange ratio obtained from Daiwa Securities, a third party appraiser, advice from TMI Associates, a legal advisor, the results of the due diligence conducted by Tokyu Recreation on Tokyu, and the report received from the Special Committee (Details are as described in (iii) “Acquisition of a report from the Special Committee with no interests in Tokyu Recreation” under (4) "Measures to ensure fairness (including measures to avoid conflicts of interest)" below.), which consists of independent members with no interest in Tokyu and Tokyu Recreation, as described in (4) "Measures to ensure fairness (including measures to avoid conflicts of interest)" below. As a result, Tokyu Recreation has determined that it is appropriate to conduct the Share Exchange based on the Share Exchange Ratio, after concluding that the Share Exchange Ratio is appropriate and will contribute to the interests of Tokyu Recreation's minority shareholders.

As described above, both companies have reached the conclusion that the Share Exchange Ratio will benefit the interests of respective shareholders of Tokyu and Tokyu Recreation, and have therefore decided to conduct the Share Exchange in accordance with the Share Exchange Ratio by resolution of the Board of Directors of both companies as of today.

The Share Exchange Ratio may be changed by agreement after discussions between Tokyu and Tokyu Recreation in the event of a significant change in the conditions on which the calculation is based.

(2)	Matters concerning calculation

(i) Name of appraisers and relationship with both companies

Nomura Securities, which is a third-party appraiser of Tokyu, and Daiwa Securities, which is a third-party appraiser of Tokyu Recreation, are both independent appraisers of Tokyu and Tokyu Recreation, are not related parties to Tokyu and Tokyu Recreation, and do not have any material interests that should be stated in connection with the Share Exchange.

(ii) Outline of calculation

Nomura Securities used the average stock price method for calculation on Tokyu because its stock is listed on the Tokyo Stock Exchange Prime Market and the market stock price exists.

Considering various circumstances, including the conditions of stock markets, the average stock price method used the closing price of Tokyu Shares on the Tokyo Stock Exchange on the record date of September 13, 2022, which is the calculation record date, as well as the simple average closing price for the last five business days from September 7, 2022 to the record date, the simple average closing price for the last one month from August 15, 2022 to the record date, the simple average closing price for the last three months from June 14, 2022 to the record date, and the simple average closing price for the last six months from March 14, 2022 to the record date.

Regarding Tokyu Recreation, Nomura Securities performed its calculation using the average stock price method because its stock is listed on the Tokyo Stock Exchange Standard Market and the market stock price exists, and the discounted cash flow method (hereinafter referred to as the "DCF method") to reflect the status of future business activities in the evaluation.

Considering various circumstances, including the conditions of stock markets, the average stock price method used the closing price of Tokyu Recreation Shares on the Tokyo Stock Exchange on the record date of September 13, 2022, which is the calculation record date, as well as the simple average closing price for the last five business days from September 7, 2022 to the record date, the simple average closing price for the last one month from August 15, 2022 to the record date, the simple average closing price for the last three months from June 14, 2022 to the record date, and the simple average closing price for the last six months from March 14, 2022 to the record date.

Under the DCF method, calculation was done for Tokyu Recreation by discounting future cash flows based on the company's financial forecasts for the period from the fiscal year ending December 2022 to the fiscal year ending December 2027 to their present value at a certain discount rate. The profit plan on which the calculation is based includes the fiscal years in which a significant increase or decrease in profit is expected. Specifically, Since the net sales is expected to be increased due to the effect of Tokyu Kabukicho Tower scheduled to be open in 2023 and the recovery in business performance from the deterioration of earnings caused by the spread of COVID-19, profit in the fiscal year ending December 2024 is expected to increase significantly compared to the previous fiscal year. These financial forecasts have been made without assuming the implementation of the Share Exchange.

The results of the calculation of the share exchange ratio, assuming that the stock value per Tokyu Share is one by each of the above valuation methods are as follows:

Adopted Method	Result of calculation of share exchange ratio
Average stock price method	2.91-3.15
DCF method	2.08-3.74

In calculating the share exchange ratio, Nomura Securities assumes that the public information and all information provided to Nomura Securities are accurate and complete, and has not independently verified their accuracy and completeness. Regarding the assets and liabilities (including financial derivatives, off-book assets and liabilities, and other contingent liabilities) of Tokyu, Tokyu Recreation and their affiliated companies, Nomura Securities has not independently evaluated, appraised or assessed them, including the analysis and valuation of individual assets and liabilities, nor has requested appraisal or assessment by a third party. It is assumed that Tokyu Recreation's financial forecasts (including profit plans and other information) have been reasonably reviewed or prepared based on the best and most sincere forecasts and judgments currently made by Tokyu Recreation's management. Nomura Securities' calculations reflect information and economic conditions that Nomura Securities obtained through September 13, 2022. The sole purpose of Nomura Securities' calculation is to contribute to the review of the share exchange ratio by the body that determines the execution of duties of Tokyu.

On the other hand, Daiwa Securities used the stock price method for calculation on Tokyu because its stock is listed on the Tokyo Stock Exchange Prime Market and the market stock price exists.

Regarding Tokyu Recreation, Daiwa Securities performed its calculation using the stock price method because its stock is listed on the Tokyo Stock Exchange Standard Market and the market stock price exists, and the DCF method to reflect the status of future business activities in the evaluation.

The results of the calculation of the share exchange ratio, assuming that the stock value per Tokyu Share is one by each of the above valuation methods are as follows:

Adopted Method		Result of calculation of share exchange ratio
Tokyu	Tokyu Recreation
Stock price method	Stock price method	3.07-3.15
	DCF method	2.40-4.24

In the stock price method, with September 13, 2022 as the calculation record date, the simple average closing prices for the periods of one month, three month and six month ending on the record date were used.

Under the DCF method, calculation was done by discounting future cash flows, etc. based on Tokyu Recreation's financial forecasts for the period from the fiscal year ending December 2022 to the fiscal year ending December 2027 to their present value at a certain discount rate. In the calculation of continuous value under the DCF method, perpetual growth approach was adopted. Specifically, the discount rate was calculated between 4.63% to 5.63% and the perpetual growth rate was calculated between 0.5% to 1.0% Tokyu Recreation’s financial forecasts, on which Daiwa Securities’ calculation is based when using the DCF method, includes the fiscal years in which a significant increase or decrease in profit is expected. Specifically, Since the net sales is expected to be increased due to the effect of Tokyu Kabukicho Tower scheduled to be open in 2023 and the recovery in business performance from the deterioration of earnings caused by the spread of COVID-19, profit in the fiscal year ending December 2024 is expected to increase significantly compared to the previous fiscal year.

In calculating the share exchange ratio, Daiwa Securities used materials and information provided by Tokyu and Tokyu Recreation and publicly available information, assumed that all materials and information analyzed and reviewed are accurate and complete, and has not independently verified the accuracy or completeness of these materials and information, nor assume any obligation to do so. Moreover, regarding the assets and liabilities (including contingent liabilities) of both companies and their affiliated companies, Daiwa Securities has not independently evaluated, appraised or assessed them, nor has requested evaluation, appraisal or assessment by a third party. Daiwa Securities has assumed that the business plans, financial forecasts and other forward-looking information provided by Tokyu Recreation have been prepared through a reasonable and appropriate procedures and based on the best currently available forecasts and judgments made by Tokyu Recreation's management. Daiwa Securities has relied on such information without independent verification of the accuracy, appropriateness and feasibility of the business plan of Tokyu Recreation. The calculation of the share exchange ratio by Daiwa Securities is based on the financial, economic, market and other conditions as of September 13, 2022. Moreover, these financial forecasts have been made without assuming the implementation of the Share Exchange.

Daiwa Securities provided Tokyu Recreation's Board of Directors with the valuation report dated September 13, 2022 regarding the exchange ratio for the Share Exchange.

(3)	Prospects and reasons for delisting

As Tokyu Recreation will become a wholly owned subsidiary of Tokyu on January 1, 2023 (scheduled), the effective date of the Share Exchange, Tokyu Recreation will be delisted on December 29, 2022 (the last trading date of shares will be December 28, 2022) following the prescribed procedures in accordance with the delisting standards of the Tokyo Stock Exchange Standard Market.

After delisting, Tokyu Recreation Shares will no longer be traded on the Tokyo Stock Exchange Standard Market. Even after Tokyu Recreation Shares are delisted, the Tokyu Shares to be delivered as consideration for the Share Exchange will be listed on the Tokyo Stock Exchange Prime Market and will be able to be traded on the Tokyo Stock Exchange Prime Market even after the effective date of the Share Exchange. Therefore, we believe that shareholders who hold 28 shares or more of Tokyu Recreation Shares at the Base Time and who are to receive the allotment of 100 or more Tokyu Shares, which is the number of shares constituting one (1) unit of Tokyu Shares, will secure the liquidity of their shares, although some shareholders may receive the allotment of Tokyu Shares of less than one (1) unit of shares, depending on the number of Tokyu Recreation Shares they hold as one (unit) or more Tokyu share can be traded on the Tokyo Stock Exchange Prime Market.

However, shareholders who hold less than 28 Tokyu Recreation Shares at the Base Time will be allotted Tokyu Shares that are less than one unit of shares. Shares less than one unit cannot be sold on the Tokyo Stock Exchange Prime Market. However, shareholders may use the system for additional purchase of Tokyu shares less than one unit or purchase of shares less than one unit if they so wish. For details of the treatment of these shares, please refer to (Note 3) "Treatment of Shares Less than One Unit" in (3) "Details of the Allotment related to the Share Exchange " of 2. "Outline of the Share Exchange" above.

Moreover, for details on the treatment of fractions of less than one share arising from the Share Exchange, please refer to (Note 4) "Treatment of Fractions of Less than One Share" in (3) "Details of the Allotment related to the Share Exchange " of 2. "Outline of the Share Exchange" above.

The holders of Tokyu Recreation Shares may continue to trade their Tokyu Recreation Shares in the Standard Market of the Tokyo Stock Exchange until December 28, 2022 (scheduled), the final trading day, and may exercise their lawful rights stipulated in the Companies Act and other relevant laws and regulations until the Base Time.

(4)	Measures to ensure fairness (including measures to avoid conflicts of interest)

Tokyu and Tokyu Recreation have implemented the following measures to ensure fairness (including measures to avoid conflicts of interest), judging that it is necessary to ensure fairness of the Share Exchange because Tokyu Recreation falls under a consolidated subsidiary of Tokyu: As of today, Tokyu owns 3,124,056 Tokyu Recreation Shares (Ratio to the number of issued shares 6,387,494 as of June 30, 2022, less the number of treasury shares 4,119 as of that date (6,383,375)(hereinafter referred to as "Ownership Ratio") is 48.94% (Figures are rounded to two decimal places: Same as below.)), and combining with indirect holdings through Tokyu's subsidiaries Tokyu Store Chain Co., Ltd., Tokyu Agency Inc., Tokyu Property Management Co., Ltd., Central Foods Co., Ltd., Tokyu Architects & Engineers Incorporated and Ueda Kotsu Corporation (Tokyu Store Chain Co., Ltd., holds 34,800 shares, Tokyu Agency Inc., 26,688 shares, Tokyu Property Management Co., Ltd., 7,813 shares, Central Foods Co., Ltd., 3,800 shares, Tokyu Architects & Engineers Incorporated 2,789 shares, and Ueda Kotsu Corporation 420 shares, for a total of 76,310 shares with the Ownership Ratio of 1.20%), owns 3,200,366 Tokyu Recreation Shares in total (Ownership Ratio of 50.14%).

I.	Acquisition of a valuation report from an independent third-party appraiser

Tokyu selected Nomura Securities, which is independent from both companies, and Tokyu Recreation selected Daiwa Securities, which is independent from both companies, respectively, as a third-party appraiser, and obtained a valuation report on the share exchange ratio as of September 13, 2022, respectively. Fees for Nomura Securities include contingent fee paid on the condition that the Share Exchange is completed, etc. Moreover, fees for Daiwa Securities include contingent fee paid on the condition that the Share Exchange is completed, etc. For the summary of the valuation report, please refer to (2) "Matters concerning calculation" above.

Neither Tokyu nor Tokyu Recreation has obtained an opinion (fairness opinion) from the respective third-party appraiser that the Share Exchange Ratio is fair or appropriate from a financial point of view.

II.	Advice from an independent law firm

Tokyu has selected HLC as its legal advisor and received legal advice from HLC regarding various procedures for the Share Exchange and the method, process, etc. of Tokyu's decision-making. HLC is independent of Tokyu and Tokyu Recreation and has no material interest in Tokyu and Tokyu Recreation.

On the other hand, Tokyu Recreation has selected TMI Associates as its legal advisor and received legal advice from TMI Associates regarding various procedures for the Share Exchange and the method, process, etc. of Tokyu Recreation's decision-making. TMI Associates is independent of Tokyu and Tokyu Recreation and has no material interest in Tokyu and Tokyu Recreation.

III.	Acquisition of a report from the Special Committee with no interests in Tokyu Recreation

On May 12, 2022, Tokyu Recreation established a special committee (hereinafter referred to as the “Special Committee") consisting of three members: Mr. Nobumitsu Yoshimoto (certified public accountant, Yoshimoto Nobumitsu Certified Tax Accountant Office), Mr. Noriyuki Tada and Ms. Hiroko Nakayama, with no interest in Tokyu, who were outside directors of Tokyu Recreation and had been registered as independent directors with the Tokyo Stock Exchange, for the purpose of ensuring careful decision making by Tokyu Recreation regarding the Share Exchange, ensuring the fairness of the Board of Directors of Tokyu Recreation by eliminating the possibility of arbitrariness and conflicts of interest in the decision-making process of the Board, and confirming that the decision to conduct the Share Exchange at the Board of Directors meeting would not be disadvantageous to the minority shareholders of Tokyu Recreation. The remuneration of the members of the Special Committee shall be a fixed amount regardless of the content of the report as the consideration for their duties, and does not include the contingent fee paid on the condition of the completion of the Share Exchange, etc.

Tokyu Recreation consulted with the Special Committee on: (i) matters concerning the reasonableness of the purpose of the Share Exchange (including whether the Share Exchange would contribute to the enhancement of Tokyu Recreation's corporate value); (ii) matters concerning the appropriateness of the terms and conditions of the Share Exchange (including appropriateness of implementation method and type of consideration of the Share Exchange); (iii) matters concerning the fairness of the procedures of the Share Exchange (including consideration of the extent to which what measures should be taken to ensure fairness); and (ⅳ) the confirmation that the Share Exchange would not be disadvantageous to the minority shareholders of Tokyu Recreation, based on (i) through (iii) above. Moreover, Tokyu Recreation has decided that it will respect the opinion of the Special Committee to the maximum extent possible when making decisions regarding the Share Exchange, and if the Special Committee determines that the terms of the Share Exchange are not appropriate, Tokyu Recreation will not make a decision to implement the Share Exchange, while in negotiating the terms and conditions of the Share Exchange with Tokyu, Tokyu Recreation will report the status of negotiations to the Special Committee in a timely manner and receive opinions, instructions and requests from the Committee at important phases. Furthermore, Tokyu Recreation has granted the Special Committee the authority to: (I) conduct investigation regarding the Share Exchange (including asking Tokyu Recreation officers, employees, or Tokyu Recreation advisors involved in the Share Exchange questions and seeking explanations on matters necessary for the consideration of the consulted matters.); (II) request Tokyu Recreation to (a) communicate any proposal made by the Special Committee or any other opinion or question to the other party, and (b) set up opportunities for the Special Committee itself to consult with Tokyu (including its officers, employees and its advisors involved in the Share Exchange); (III) not approve an advisor appointed by Tokyu Recreation if the Special Committee judges that there is a problem with the independence of the advisor, and in such case, make Tokyu Recreation respect the Committee's intention to the maximum extent possible; and (IV) appoint an advisor of its own at Tokyu Recreation's expense if the Committee finds it particularly necessary.

From May 18, 2022 to September 13, 2022, the Special Committee met for a total of 11 times, for a total of approximately 13 hours. Outside the meeting, the Committee expressed its views and collected information via e-mail, etc., and deliberated carefully on the consulted matters, by having consultations at any time as necessary. Specifically, the Committee confirmed that neither of Daiwa Securities, the financial advisor and third-party appraiser, and TMI Associates, the legal advisor, appointed by Tokyu Recreation have any problems with their independence and expertise, and approved their appointment. Subsequently, after sending a questionnaire to Tokyu regarding the purpose of the Share Exchange, etc., the Committee received explanations from Tokyu on the purpose of the Share Exchange, the background and history of the Share Exchange, the reason for choosing share exchange, the management policy after the Share Exchange, and the treatment of employees, and then held a Q&A session. Moreover, the Committee received advice from TMI Associates, a legal advisor to Tokyu Recreation, regarding the decision-making method of Tokyu Recreation's Board of Directors regarding the Share Exchange, the operation of the Special Committee, and other measures to ensure the fairness of the procedures relating to the Share Exchange, and measures to avoid conflicts of interest, as well as an explanation on the results of legal due diligence on Tokyu, and then held a Q&A session. Furthermore, the Committee received an explanation on the results of the financial and tax due diligence from Grant Thornton Yamada & Partners, which had conducted financial and tax due diligence on Tokyu at Tokyu Recreation's request, and then held a Q&A session. In addition, the Committee received explanations from Daiwa Securities, Tokyu Recreation's financial advisor and third-party appraiser, regarding the method and results of calculation of the allotment ratio of shares for the Share Exchange, and held a Q&A session to verify the reasonableness of the calculation. Moreover, the Special Committee, in response to advice from Daiwa Securities and TMI Associates, established the negotiation policy for the allotment ratio of shares and other matters relating to the Share Exchange, and received reports on the details of the negotiation from time to time and gave instructions as necessary, thereby substantially engaging in negotiations with Tokyu.

After careful discussion and consideration of the consulted matters following such procedures, the Special Committee submitted a report dated September 14, 2022 to the Board of Directors of Tokyu Recreation, stating that the decision regarding the Share Exchange was not disadvantageous to the minority shareholders of Tokyu Recreation. The opinions of the Special Committee are summarized below.

(i)	Matters concerning the reasonableness of the purpose of the Share Exchange (including whether the Share Exchange would contribute to the enhancement of Tokyu Recreation's corporate value)

The specific details confirmed by the Special Committee from Tokyu and Tokyu Recreation on the purpose of the Share Exchange, the circumstances leading to the Share Exchange, and the corporate value of Tokyu Recreation, which is expected to increase through the Share Exchange, are outlined as follows:

•	In urban development, the Tokyu Group considers the entertainment business as an important function necessary to survive intercity competition, and is working to create more attractive towns through the development of complex entertainment facilities. As part of this effort, Tokyu Group is promoting the realization of the “Entertainment City Shibuya” in Shibuya, the most important base of the Tokyu Group.

•	The spread of COVID-19 in recent years has significantly changed the sense of values people seek in entertainment, and given the importance of the entertainment business in the Tokyu Group, the Tokyu Group recognizes that it is necessary to provide more attractive content with more sense of speed in order to respond to such diversifying needs of people.

•	Moreover, in Tokyu Recreation’s main imaging business, it is also required to explore new ways for movie theaters to respond to diversifying needs, not necessarily adhering to the conventional style of movie theater viewing, while utilizing it.

•	In order to strengthen and expand the entertainment business of the Tokyu Group under this business environment, Tokyu Group considers it essential for the two companies to work together by further strengthening the capital relationship between Tokyu, which has many customer contacts in halls and theaters in Shibuya and along the Tokyu-line, and Tokyu Recreation, which has extensive networks of entertainment-related companies and plays a central role in the business of the Tokyu Group, and judges that further growth of the entertainment business of the Tokyu Group will lead to differentiation in increasingly competitive intercity competition and will be essential to win out intercity competition.

•	However, due to the structural conflict of interest between Tokyu Recreation's minority shareholders and Tokyu, the current capital structure limits the mutual use of Tokyu's and Tokyu Recreation's management resources and know-how.

•	Therefore, by making Tokyu Recreation a wholly-owned subsidiary of Tokyu, Tokyu Group will be able to eliminate the structural conflict of interest between Tokyu Recreation's minority shareholders and Tokyu, fully utilize the funds and know-how of Tokyu, utilize Tokyu Recreation's know-how in Tokyu, establish a flexible and quick decision-making system at Tokyu Recreation as playing a central role in the entertainment business of the Tokyu Group, and secure financial flexibility. As a result, by promoting cooperation boldly and expeditiously to respond to substantial changes in the business environment, Tokyu Group believes that it will become able to further improve the corporate value of the Tokyu Group.

•	In addition, by making Tokyu Recreation a wholly-owned subsidiary of Tokyu, it is expected to reduce the listing cost of Tokyu Recreation and also benefit from more active personnel exchange than in the past.

•	On the other hand, since Tokyu Recreation sees that the industry environment surrounding it and competition among companies have become even more severe, in order for Tokyu Recreation to achieve sustainable growth, it is necessary to further increase the value of 109 Cinemas chains, which occupies an important position in Tokyu Recreation's imaging business. To this end, Tokyu Recreation believes that “Opening of the cinema complex in Shibuya area,” which has an important value as the flagship store of the “Entertainment City Shibuya,” is an indispensable element, and is tackling it as an urgent and most important issue.

•	In order to resolve these issues, in addition to securing flexibility in financing, it is essential to discuss terms and conditions with the landowners of the real estate that will be the development site and to promote business. Besides a strong financial base, Tokyu Recreation recognizes that it is an effective means of resolving the above issues at Tokyu Recreation to further promote a cooperative system with Tokyu, which has abundant know-how in terms of negotiating terms and conditions with the landowners of real estate through real estate development and promoting business.

•	In addition, given that the diversification of people's needs is expected to continue, and the industry environment surrounding Tokyu Recreation and competition among companies to become even more severe, Tokyu Recreation needs to consider new initiatives, such as those for responding to the entertainment industry that integrates real and virtual worlds, with an eye toward the metaverse era in the future. Accordingly, Tokyu Recreation recognizes that it is an effective means to consider in cooperation with Tokyu, which has the management resources and know-how for the “Place” (real) through the development of real estate, etc.

•	Tokyu Recreation believes that it is not sufficient for Tokyu Recreation being a consolidated subsidiary of Tokyu, and by becoming a wholly-owned subsidiary of Tokyu, the structural conflict of interest between Tokyu and Tokyu Recreation’s minority shareholders will be resolved, and it will be possible to further promote the cooperation system including the utilization of the know-how of Tokyu as described above, with the expected creation of further synergies in Tokyu Group, and in addition that it will contribute to the long-term improvement of the corporate value of Tokyu Recreation, as well as the improvement of the corporate value of the entire Tokyu Group, due to the various merits, including the improved flexibility in management from enabling flexible decision-making not bound by short-term stock market valuations by becoming unlisted, and more efficient management from cost reduction along with delisting.

•	Although Tokyu's wholly-owned subsidiary is engaged in the fitness business, Tokyu does not expect that Tokyu Recreation's fitness business would not make any harm, including by imposing restrictions on the continuation of Tokyu Recreation's fitness business, even if it were to become a wholly-owned subsidiary of Tokyu.

•	As a result of the above, Tokyu Recreation believes that it is desirable for Tokyu to become the wholly owning parent company of Tokyu Recreation through the Share Exchange and for the cooperation between the two companies to proceed after establishing a flexible and rapid decision-making system.

None of the above is deemed unreasonable, and it has been determined that the purpose of the Share Exchange is reasonable, as the implementation of the Share Exchange and the acceleration of sharing of management resources and know-how between Tokyu and Tokyu Recreation after Tokyu Recreation becomes a wholly-owned subsidiary of Tokyu will not only contribute to the enhancement and expansion of the entertainment business of the entire Tokyu Group, but also is expected to contribute to the sustainable growth of Tokyu Recreation, thereby contributing to the long-term improvement of corporate value for the benefit of Tokyu Recreation.

(ii)	Matters concerning the appropriateness of the terms and conditions of the Share Exchange (including appropriateness of implementation method and type of consideration of the Share Exchange)

(a)	Share Exchange Ratio

The Share Exchange Ratio is recognized to be the Ratio exceeding the upper limit of the range of calculation results using the stock price method, and within the range and exceeding the midpoint of calculation results using the DCF method from the calculation results of the share exchange ratio valuation report acquired from Daiwa Securities, and there are no unreasonable points regarding the selection of the calculation method and evaluation method in the share exchange ratio valuation report.

Moreover, the level of the premium for the Share Exchange Ratio is at a reasonable level in comparison to the premium level in recent cases in which listed subsidiaries were converted into wholly owned subsidiaries through share exchanges.

In addition to the above, as a result of due diligence on Tokyu, there have been no particular events that have a material impact on the Share Exchange Ratio.

Furthermore, as described in (iii) (c) below, the Share Exchange Ratio was determined as a result of substantial consultations and negotiations between Tokyu and Tokyu Recreation, and there are no unreasonable points regarding the negotiation process.

In light of the above, the Share Exchange Ratio is appropriate.

Although there were concerns about the loss of benefits from the shareholder benefits received by Tokyu Recreation's shareholders as a result of the Share Exchange, the shareholder benefits distributed to the current Tokyu Recreation shareholders are to be granted to shareholders who hold 200 or more shares listed or recorded in Tokyu Recreation's shareholder registry as of December 31, 2022 (This shareholder benefits will be available until October 31, 2023.). In addition, these shareholders are to be granted additional shareholder benefit. Furthermore, after the Share Exchange, Tokyu Recreation's shareholder benefit program is to be succeeded after a partial change to the shareholder benefit system, which is subject to the shareholder benefit program of Tokyu. Therefore, it is recognized that consideration is given to Tokyu Recreation's shareholders from the viewpoint of shareholder benefits

(b)	Appropriateness of implementation method and type of consideration of the Share Exchange

The method of implementing the Share Exchange and the type of consideration are appropriate, given that while the Share Exchange will allot and deliver Tokyu Shares to Tokyu Recreation's shareholders, Tokyu Recreation's shareholders will continue to benefit from the growth of the Tokyu Group and the realization of synergies expected to arise from the Share Exchange through the acquisition of Tokyu Shares; and on the other hand, since Tokyu Shares can be traded on the TSE Prime Market, the opportunity to cash in can be secured at any time after the Share Exchange.

(c)	Summary

In addition to the above points, taking into consideration that there are no other unreasonable points regarding the terms and conditions of the Share Exchange, it has been determined that the terms and conditions of the Share Exchange including the Share Exchange Ratio are appropriate.

(iii)	Matters concerning the fairness of the procedures of the Share Exchange (including consideration of the extent to which what measures should be taken to ensure fairness)

In connection with the Share Exchange, it is recognized that Tokyu Recreation has taken the following measures to ensure the fairness of the Share Exchange:

(a)	Tokyu Recreation has established the Special Committee for the purpose of paying due attention to Tokyu Recreation's decision-making regarding the Share Exchange, eliminating the possibility of arbitrariness and conflicts of interest in the decision-making process of the Board of Directors of Tokyu Recreation, ensuring its fairness, and confirming that the Board's decision to conduct the Share Exchange is not disadvantageous to the minority shareholders of Tokyu Recreation. In addition, Tokyu Recreation shall respect the opinions of the Special Committee to the maximum extent possible when making decisions regarding the Share Exchange, and shall not make a decision to implement the Share Exchange if the Special Committee determines that the terms and conditions of the Share Exchange are not appropriate. Furthermore, while in negotiating the terms and conditions of the Share Exchange with Tokyu, Tokyu Recreation shall report the status of negotiations to the Special Committee in a timely manner and receive opinions, instructions and requests from the Special Committee at important phases.

(b)	Tokyu Recreation has appointed Daiwa Securities Co., Ltd., a third-party appraiser, and TMI Associates, a legal advisor, that are deemed to be independent of Tokyu Recreation and Tokyu, and is examining the appropriateness, etc. of the terms of the Share Exchange, including the Share Exchange Ratio, while receiving advice, etc. from each of them.

(c)	While Tokyu Recreation was presented with an exchange ratio lower than the Share Exchange Ratio (One Tokyu Recreation Share is equal to 3.60 Tokyu Shares), in response to this proposal, Tokyu Recreation presented a counterproposal exchange ratio to Tokyu from the viewpoint of protecting the interests of minority shareholders of Tokyu Recreation, and conducted substantial consultations and negotiations with Tokyu on multiple occasions to increase the Share Exchange Ratio. In the process, moreover, Tokyu Recreation conducted consultations and negotiations in a manner that appropriately reflected the opinions of the Special Committee, such as engaging in thorough discussions at the Special Committee and receiving suggestions and advice from time to time on how to proceed with consultations and negotiations and what should be communicated to Tokyu, and then deciding on a policy for consultations and negotiations with Tokyu based on the content of the suggestions and advice.

(d)	Among directors of Tokyu Recreation, Mr. Hirofumi Nomoto, who concurrently serves as Chairman and Representative Director of Tokyu, and Mr. Kiyoshi Kanazashi, who concurrently serves as Director of Tokyu, have not participated in any discussions or negotiations concerning the Share Exchange in the position representing Tokyu Recreation, nor any persons with special interests have been involved in the process of discussions or negotiations concerning the Share Exchange, as there is a conflict of interest or risk of conflict of interest concerning the Share Exchange.

(e)

In light of the above, Tokyu Recreation is deemed to have taken reasonable measures necessary to ensure the fairness of the Share Exchange, and it has been determined that the procedures for the Share Exchange are fair.

(iv)	In light of (i) through (iii) above, the Share Exchange is not disadvantageous to the minority shareholders of Tokyu Recreation

Based on (i) through (iii) above, after careful consideration by the Special Committee, it has been determined that the Share Exchange is not disadvantageous to the minority shareholders of Tokyu Recreation.

IV.	Approval of all directors except those with interests in Tokyu Recreation

At the Board of Directors meeting of Tokyu Recreation held today, which resolved the proposal regarding the Share Exchange, the implementation of the Share Exchange was deliberated by 10 Directors other than Mr. Hirofumi Nomoto and Mr. Kiyoshi Kanazashi, who, among the 12 Directors of Tokyu Recreation, concurrently served as Chairman and Representative Director of Tokyu, and Director of Tokyu, respectively, from the viewpoint of avoiding conflicts of interest and resolved by the approval of all Directors. Mr. Hirofumi Nomoto and Mr. Kiyoshi Kanazashi did not participate in the discussions and negotiations concerning the Share Exchange in the positions representing Tokyu Recreation.

4. Outline of the Parties to the Share Exchange

		Wholly owning parent company after the share exchange	Wholly owned subsidiary company after the share exchange
(1)	Name	Tokyu Corporation	Tokyu Recreation Co., Ltd.
(2)	Address	5-6 Nampeidai-cho, Shibuya-ku, Tokyo	24-4 Sakuragaoka-cho, Shibuya-ku, Tokyo
(3)	Title and name of representative	Kazuo Takahashi, President & Director	Yuki Osawa, Representative Director and President
(4)	Business description	Real estate leasing, real estate sales, and other businesses	Management of movie theaters and other entertainment facilities
(5)	Capital stock	121,724 million yen	7,028 million yen
(6)	Date of establishment	September 2, 1922	June 15, 1946
(7)	Number of shares outstanding	624,869,876 shares	6,387,494 shares
(8)	Fiscal year end	March 31	December 31
(9)	Number of employees	24,364 (consolidated) (As of March 31, 2022)	474 (consolidated) (As of December 31, 2021)
(10)	Main customers	General customers and companies	General customers and companies
(11)	Main banks	Development Bank of Japan Inc. Sumitomo Mitsui Trust Bank, Limited MUFG Bank, Ltd. Mizuho Bank, Ltd.	Sumitomo Mitsui Trust Bank, Limited MUFG Bank, Ltd. Mizuho Bank, Ltd.
(12)	Major shareholders and shareholding ratio

The Master Trust Bank of Japan, Ltd. (Trust Account)   14.27%

The Dai-ichi Life Insurance Company, Limited   5.12%

Custody Bank of Japan, Ltd.（Trust Account)   4.37%

Nippon Life Insurance Company   3.89%

Sumitomo Mitsui Trust Bank, Limited   3.70%

Mizuho Bank, Ltd.   1.64%

Taiyo Life Insurance Company   1.58%

Mitsubishi UFJ Trust and Banking Corporation   1.55%

MUFG Bank, Ltd   1.48%

STATE STREET BANK WEST CLIENT

- TREATY 505234 (Standing proxy agent: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)   1.44%

(As of March 31, 2022)

Tokyu Co., Ltd.   48.94%

Tokyu Fudosan Holdings Corporation   4.10%

TOEI COMPANY,LTD． 1.96%

Shochiku Co.,Ltd.   0.72%

MSIP CLIENT SECURITIES（Standing proxy agent: Morgan Stanley MUFG Securities Co., Ltd.）   0.55%

J.P．MORGAN SECURITIES PLC（Standing proxy agent: JPMorgan Securities Japan Co., Ltd.） 0.55%

Tokyu Store Chain Co., Ltd.   0.55%

Tokyu Agency Inc.   0.42%

KINDEN CORPORATION   0.31%

DFA INVESTMENT TRUST COMPANY－JAPANESE SMALL COMPANY SERIES（Standing proxy agent: Citibank, N.A., Tokyo Branch） 0.30%

(As of June 30, 2022)

(13)	Relationship between the parties
	Capital relationship	As of today, Tokyu owns 3,124,056 Tokyu Recreation Shares (Ownership Ratio of 48.94%) and, combing with indirect ownership through Tokyu's subsidiaries Tokyu Store Chain Co., Ltd., Tokyu Agency Inc., Tokyu Property Management Co., Ltd., Central Foods Co., Ltd., Tokyu Architects & Engineers Incorporated and Ueda Kotsu Corporation (total of 76,310 shares, consisting of 34,800 shares owned by Tokyu Store Chain Co., Ltd., 26,688 shares by Tokyu Agency Inc., 7,813 shares by Tokyu Property Management Co., Ltd., 3,800 shares by Central Foods Co., Ltd., 2,789 shares by Tokyu Architects & Engineers Incorporated Co., Ltd., and 420 shares by Ueda Kotsu Co., Ltd. with Ownership Ratio of 1.20%), owns a total of 3,200,366 shares (Ownership Ratio of 50.14%).
	Personal relationship	Of the 12 directors of Tokyu Recreation, 2 are concurrently serving as a director of Tokyu.
	Business relationship	Tokyu and Tokyu Recreation have a business relationship related to the Real estate leasing and real estate purchases.
	Related party status	Tokyu Recreation is a consolidated subsidiary of Tokyu, and Tokyu and Tokyu Recreation are related parties to each other.
(14)	Operating results and financial position in the last three years
Accounting period		Tokyu (consolidated)			Tokyu Recreation (consolidated)
		FYE Mar 2020	FYE Mar 2021	FYE Mar 2022	FYE Dec 2019	FYE Dec 2020	FYE Dec 2021
	Consolidated net assets	809,614	752,538	752,942	28,224	28,658	27,536
	Consolidated total assets	2,537,196	2,476,061	2,479,182	46,264	43,827	44,787
	Consolidated net assets per share (yen)	1,253.29	1,162.66	1,167.07	4,414.67	4,469.39	4,313.82
	Consolidated operating revenue or net sales	1,164,243	935,927	879,112	32,806	21,664	22,376
	Consolidated operating profit or loss (-)	68,760	-31,658	31,544	1,827	-1,257	-691
	Consolidated ordinary profit or loss (-)	70,925	-26,824	34,998	1,755	-1,388	-349
	Profit or loss (-) attributable to owners of the parent	42,386	-56,229	8,782	703	549	-638
	Consolidated profit or loss (-) per share (yen)	69.88	-93.08	14.58	110.13	86.06	-100.00
	Dividend per share (yen)	23.00	15.00	15.00	30.00	10.00	0.00

(Unit: million yen. Except as otherwise noted)

5. Status after the Share Exchange

Wholly owning parent company after the share exchange
(1)	Name	Tokyu Corporation
(2)	Address	5-6 Nampeidai-cho, Shibuya-ku, Tokyo
(3)	Title and name of representative	Kazuo Takahashi, President & Director
(4)	Business description	Real estate leasing, real estate sales, and other businesses
(5)	Capital stock	121,724 million yen
(6)	Accounting period	March 31
(7)	Net assets	It has not been finalized yet.
(8)	Total assets	It has not been finalized yet.

6.	Outline of Accounting

The Share Exchange is expected to fall under the category of transactions between entities under common control in the Accounting Standard for Business Combinations.

7.	Outlook for the Future

Tokyu Recreation, a consolidated subsidiary of Tokyu, will become a wholly owned subsidiary of Tokyu after the Share Exchange. The impact of the Share Exchange on the consolidated financial results of Tokyu is expected to be minimal at the moment. However, if there is a need for a revision to the earnings forecast or matters to be announced in the future, we will promptly disclose them.

8.	Matters concerning Transactions with Controlling Shareholders, etc.

(1)	Appropriateness of transactions with controlling shareholders, etc. and compliance with the Guidelines on Measures to Protect Minority Shareholders

Since as of today, Tokyu owns 3,124,056 Tokyu Recreation Shares (Ownership Ratio of 48.94%) and, combing with indirect ownership through Tokyu's subsidiaries Tokyu Store Chain Co., Ltd., Tokyu Agency Inc., Tokyu Property Management Co., Ltd., Central Foods Co., Ltd., Tokyu Architects & Engineers Incorporated and Ueda Kotsu Corporation (total of 76,310 shares, consisting of 34,800 shares owned by Tokyu Store Chain Co., Ltd., 26,688 shares by Tokyu Agency Inc., 7,813 shares by Tokyu Property Management Co., Ltd., 3,800 shares by Central Foods Co., Ltd., 2,789 shares by Tokyu Architects & Engineers Incorporated, and 420 shares by Ueda Kotsu Corporation with Ownership Ratio of 1.20%), owns a total of 3,200,366 shares (Ownership Ratio of 50.14%), Tokyu falls under the category of the controlling shareholder of Tokyu Recreation. Therefore, the Share Exchange falls under the category of transactions with controlling shareholders.

The “Guidelines on Measures to Protect Minority Shareholders in Conducting Transactions with Controlling Shareholders” in the Corporate Governance Report disclosed by Tokyu Recreation on April 13, 2022 states that “We recognize that transactions with our parent company, Tokyu Corporation will be conducted under fair and appropriate conditions and procedures in the same manner as with other general companies, without harming the interests of minority shareholders, and we will endeavor to protect minority shareholders.”

Since when considering the Share Exchange, Tokyu Recreation has taken the measures described in (4) “Measures to ensure fairness (including measures to avoid conflicts of interest)” in 3. “Grounds, etc. for the Details of the Allotment related to the Share Exchange” above, and has given sufficient consideration so that the Share Exchange will not be disadvantageous to minority shareholders, we have judged that these responses are in compliance with the above Guidelines.

(2)	Matters concerning the measures to ensure fairness and those to avoid conflicts of interest

As described in (1) “Appropriateness of transactions with controlling shareholders, etc. and compliance with the Guidelines on Measures to Protect Minority Shareholders” above, the Share Exchange falls under the category of transactions with controlling shareholders for Tokyu Recreation, and therefore, Tokyu Recreation has judged that measures to ensure fairness (including measures to avoid conflicts of interest) are necessary, and its Board of Directors has carefully discussed and examined the various conditions relating to the Share Exchange, and furthermore, taken the measures described in (4) "Measures to ensure fairness (including measures to avoid conflicts of interest)" under 3. “Grounds, etc. for the Details of the Allotment related to the Share Exchange” above, to ensure fairness and avoid conflicts of interest, and then the judgement has been made.

(3)	Outline of the opinions obtained from persons who have no interest in the controlling shareholder concerning the fact that the transaction, etc. is not disadvantageous to minority shareholders

Please refer to (4) "Measures to ensure fairness (including measures to avoid conflicts of interest)" under 3. "Grounds, etc. for the Details of the Allotment related to the Share Exchange" above.

(Reference) Tokyu's consolidated earnings forecast for the current fiscal year (announced on August 10, 2022) and consolidated results for the previous fiscal year

	Consolidated operating revenues	Consolidated operating profit	Consolidated ordinary profit	Profit attributable to shareholders of the parent company
Earnings forecast for FYE Mar 2023	937,000	40,000	35,500	22,000
Results for FYE Mar 2022	879,112	31,544	34,998	8,782

(Unit: million yen)

(Reference) Tokyu Recreation's consolidated earnings forecast for the current fiscal year (announced on August 9, 2022) and consolidated results for the previous fiscal year

	Consolidated net sales	Consolidated operating profit	Consolidated ordinary profit	Profit attributable to shareholders of the parent company
Earnings forecast for FYE Dec 2022	27,628	816	1,073	420
Results for FYE Dec 2021	22,376	-691	-349	-638

(Unit: million yen)

[Contact concerning this notice]
Tokyu Corporation Accounting
Group, Financial Strategy Office		TEL．03－3477－6168

Tokyu Recreation Co., Ltd.
Shareholders	Call Center	TEL．0120－975－523
Reception hours: 10: 00 - 18: 00 (excluding Saturdays, Sundays and holidays)
Opening period: September 14, 2022 - November 18, 2022

Members of the press and IR-related parties	General Affairs Dept.	TEL．03－3462－8888
Reception hours: 10: 00 - 12:30, 14:00 - 17:00 (excluding Saturdays, Sundays and holidays)